Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northcore announces conversion of debt

     TORONTO, Jan. 12 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, is pleased to announce the conversion of $190,000 of 11 percent Series I Convertible
Debentures maturing September 12, 2010 ("Series I") and $30,000 of 11 percent
Series J Convertible Debentures maturing February 8, 2011 ("Series J"), into an aggregate 1,466,667 common shares of the Company. As a result of these conversions, the Company has retired all of the original principal amounts of the Series I and the Series J Convertible Debentures.

     This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

     <<
     About Northcore Technologies Inc.
     ---------------------------------
     >>

     Northcore Technologies provides a Working Capital Engine(TM) that helps organizations source, manage, appraise and sell their capital equipment.
Northcore offers its software solutions and support services to a growing number of customers in a variety of sectors including financial services, manufacturing, oil and gas and government.
     Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them liberate more capital value from their assets.
     Additional information about Northcore can be obtained at
www.northcore.com.

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.

     %SEDAR: 00019461E          %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 08:00e 12-JAN-10